BRIGGS & STRATTON CORPORATION AMENDMENT TO BYLAWS AS ADOPTED ON JULY 19, 2020 Article II, Section 2.01, is hereby restated in its entirety as follows: ARTICLE II. SHAREHOLDERS 2.01 Annual Meeting. The annual meeting of the shareholders (the “Annual Meeting”) shall be held at such time and date as may be fixed by or under the authority of the Board of Directors. If the day fixed for the Annual Meeting is a legal holiday in the State of Wisconsin, then such meeting shall be held on the next succeeding Business Day (as defined below). In fixing a meeting date for any Annual Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of its business judgment. At each Annual Meeting, the shareholders shall elect that number of directors equal to the number of directors in the class whose term expires at the time of such Annual Meeting. At any Annual Meeting, only other business properly brought before the meeting in accordance with Section 2.11 may be transacted. If the election of directors is not held on the day fixed as herein provided for any Annual Meeting, or at any adjournment thereof, then the Board of Directors shall cause the election to be held at a special meeting of the shareholders (a “Special Meeting”) as soon thereafter as may be convenient. QB\180154.40001\39595716.1